UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Orchestra Biomed Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

68572M106

(CUSIP Number)

RTW Investments, LP

Attn: Roderick Wong

40 10th Avenue, Floor 7

New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68572M106	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,704,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,704,030

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,704,030
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP No. 68572M106	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS RTW Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,151,060
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,151,060

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,151,060
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 68572M106	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS RTW Innovation Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,787,219
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,787,219

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,787,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 68572M106	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,704,030
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,704,030

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,704,030
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 68572M106	13D	Page 6 of 8 Pages

Schedule 13D/A

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

The source of funds used for the purchase of the Common Stock reported herein was the working capital of RTW Master Fund and RTW Innovation (the “Funds”). The Funds and RTW Biotech Opportunities Ltd. (formerly, Venture Fund) (“RTW Biotech Fund”) purchased an aggregate of 1,808,512 shares of Common Stock for an aggregate purchase price of $18,085,120 pursuant to the Backstop Agreement and received 2,310,000 shares of Common Stock in the Business Combination in exchange for the equity interests in Orchestra BioMed, Inc. held by the Funds and RTW Biotech Fund.

On August 5, 2024, Sponsor executed a pro-rata distribution to certain of its members, including three of the Reporting Persons, RTW Investments, RTW Master Fund, and RTW Innovation (the “Distribution”).

CUSIP No. 68572M106	13D	Page 7 of 8 Pages

Item 4. Purpose of Transaction.

Item 4 is amended and restated as follows:

The Reporting Persons and RTW Biotech Fund acquired 1,808,512 shares of Common Stock for an aggregate purchase price of $18,085,120 on January 24, 2023 following receipt that day of a funding notice from the Issuer specifying the number of shares that the Reporting Persons were required to purchase pursuant to the Backstop Agreement. The Business Combination closed on January 26, 2023, and the Reporting Persons and RTW Biotech Fund received an aggregate of 2,310,000 shares of Common Stock in the Business Combination in exchange for their equity interests in Orchestra BioMed, Inc.

In connection with the closing of the Business Combination, and effective as of January 26, 2023, Dr. Wong resigned his position as President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer, as well as his position as a member of its board of directors.

The information set forth in Item 3 above is incorporated by reference to this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)

Following the Distribution, RTW Master Fund is the record owner of 4,151,060 shares of Common Stock. RTW Innovation is the record owner of 2,787,219 shares of Common Stock. RTW Biotech Fund is the record owner of 765,751 shares of Common Stock. As the investment manager of the funds, RTW Investments may be deemed to own beneficially the shares of Common Stock held by the funds. As the Managing Partner of RTW Investments, Dr. Wong may be deemed to own beneficially the shares of Common Stock.

The percentage of outstanding shares of Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 35,788,497 outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 13, 2024.

The Reporting Persons could be deemed to constitute a Section 13(d) group with the Sponsor. We understand that the Sponsor beneficially owns 1,705,705 shares of Common Stock. In aggregate, the Reporting Persons and the Sponsor would beneficially own an aggregate of 9,409,735 shares of Common Stock, representing 26% of the outstanding shares. The Reporting Persons disclaim the existence of a 13(d) group.

CUSIP No. 68572M106	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 7th day of August, 2024.

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Managing Partner

RTW MASTER FUND, LTD.

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Director

RTW INNOVATION MASTER FUND, LTD.

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Director

/s/ Roderick Wong, M.D.
Roderick Wong, M.D.